UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9 )*

                             VELOCITY EXPRESS CORP.
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                                (NAME OF ISSUER)

                          COMMON STOCK, $.004 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    92257T103
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                                 (CUSIP NUMBER)

                             MICHAEL W. SCHLEY, ESQ.
                       LARKIN HOFFMAN DALY & LINDGREN LTD.
                             1500 WELLS FARGO PLAZA
                            7900 XERXES AVENUE SOUTH
                           MINNEAPOLIS, MN 55431-1194
                                 (952) 835-3800
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 24, 2003
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.         92257T103
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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard Neslund and Mabeth Neslund

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)
         (b)

3.       SEC Use Only

4.       Source of Funds (See Instructions)

         PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

         United States

                  7.    Sole Voting Power

                        13,071,062 shares of common stock (377,113 of which are
Number of               common shares, 704,854 of which are represented by
Shares                  warrants to purchase common stock, 2,544,654 of which
Beneficially            are represented by 195,453 shares of Series F
Owned by Each           Convertible Preferred stock convertible into common
Reporting               stock, 1,111,111 of which are represented by 50,000
Person With             shares of Series H Convertible Preferred stock
                        convertible into common stock and 8,333,330 of which are represented by 833,333 shares of Series I
                        Convertible Preferred stock convertible into common stock).

                  8.    Shared Voting Power

                  9.    Sole Dispositive Power

                        13,071,062 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 2,544,654 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock, 1,111,111 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 8,333,330 of which are represented by 833,333 shares of Series I Convertible Preferred stock convertible into common stock).

                  10.   Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         13,071,062 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 2,544,654 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock, 1,111,111 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 8,333,330 of which are represented by 833,333 shares of Series I Convertible Preferred stock convertible into common stock).

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount if Row (11)

         72.0

14.      Type of Reporting Person (See Instructions)

         IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof.

Information regarding the number of shares issuable upon conversion of shares of preferred stock is based upon calculations provided by the Issuer to the Reporting Persons. The Reporting Persons reserve the right to correct such numbers if they determine that such calculations are not accurate.

For purposes of the Series I Preferred Stock, the term "ownership" refers to the right to receive shares of Series I Preferred Stock upon shareholder approval of the issuance of the Series I Preferred Stock.

Item 1.  Security and Issuer

         The name of the Issuer is Velocity Express Corp. (the "Issuer") and the address of its principal office is One Morningside Drive North, Building B-Suite 300, Westport, CT 06880. The title of the class of equity security to which this statement relates is Common Stock.

Item 2.  Identity and Background

         This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

(a).     Richard Neslund and Mabeth Neslund

(b).     15210 Wayzata Boulevard
         Wayzata, MN 55391

(c). Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc. is 15210 Wayzata Boulevard, Wayzata, Minnesota 55391.

(d). Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).     Both of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         Funds were the personal funds of Reporting Persons. No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction

The Reporting Persons beneficially acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest.

The Reporting Persons do not have any specific plans or proposals respecting (i) any extraordinary corporate transactions affecting the Issuer such as a merger, reorganization, or liquidation; (ii) a sale or transfer of a material amount of the shares of the Issuer owned by them; (iii) changes in the Issuer's board of directors or management or to change the number or term of directors or to fill any existing vacancies on the board; (iv) changes in the present capitalization or dividend policy of the Issuer; (v) any material changes to the business or corporate structure; (vi) any changes in the Issuer's charter, bylaws or instruments which may impede the acquisition of control or the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted or to cease being authorized to be quoted; (viii) causing the termination of registration of any class of the Issuer's securities; (ix) any similarly-enumerated actions.

Item 5.  Interest in Securities of the Issuer

(a). As of October 24, 2003, the Reporting Persons beneficially own 13,071,062 shares of common stock (377,113 of which are common shares, 704,854 of which are represented by warrants to purchase common stock, 2,544,654 of which are represented by 195,453 shares of Series F Convertible Preferred stock convertible into common stock, 1,111,111 of which are represented by 50,000 shares of Series H Convertible Preferred stock convertible into common stock and 8,333,330 of which are represented by 833,333 shares of Series I Convertible Preferred stock convertible into common stock).

         These shares represent 72.0% of the outstanding common stock of the Issuer computed accordance with Rule 13d-3. The number of shares outstanding is based upon the most recent information included in the Issuer's Forms 10-Q and 10-K or as provided by the Issuer to the Reporting Persons.

(b). The Reporting Persons have sole power to vote or to direct the vote of all of shares as described in Item 5(a).

(c). The Reporting Person beneficially acquired 833,333 shares of Series I Convertible Preferred Stock of the Issuer through a private placement on October 24, 2003. Such shares are convertible into 8,333,330 shares of common stock.

         The number of shares of common stock issuable upon conversion of the Series F Convertible Preferred Stock owned by the Reporting Persons has increased by 981,716 pursuant to the antidilution provisions of the Series F Convertible Preferred Stock and the number of shares of common stock issuable upon conversion of the Series H Convertible Preferred Stock owned by the Reporting Persons has increased by 428,611 pursuant to the antidilution provisions of the Series H Convertible Preferred Stock triggered by the Issuer's sale of additional securities on October 24, 2003. The Reporting Persons did not engage in any transactions in the Issuer's common stock.

(d).     Not applicable.

(e).     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      02-14-2005                 /s/ Michael W. Schley as Attorney-in-Fact
        ------------------             -----------------------------------------
                                       Richard Neslund

                                       /s/ Michael W. Schley as Attorney-in-Fact
                                       -----------------------------------------
                                       Mabeth Neslund